October 7, 2024

Andrew Jackson
Chief Financial Officer
Calidi Biotherapeutics, Inc.
4475 Executive Dr., Suite 200
San Diego, CA 92121

       Re: Calidi Biotherapeutics, Inc.
           Registration Statement on Form S-3
           Filed October 1, 2024
           File No. 333-282456
Dear Andrew Jackson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jay K. Yamamoto, Esq.